SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

Minutes of the Annual and Extraordinary General Shareholders’ Meetings of Companhia de Bebidas das Américas – Ambev (“Company”), held on April 27, 2012, prepared in summary form.

1.      Date, Time and Venue: On April 27, 2012, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.      Convening Notice: The convening notice was published in the Official Gazette of the State of São Paulo on (i) March 24, (ii) March 27 and (iii) March 28, 2012, on pages 76, 192 and 107, respectively, and on the newspaper “Valor Econômico” on: (iv) March 26, (v) March 27 and (vi) March 28, 2012, on pages B2, D3 and D4, respectively.

3.      Attendance: Shareholders representing 94.23% of the voting capital and shareholders representing 79.50% of the Company’s preferred shares, as evidenced by their signatures in the “Shareholders’ Attendance Book”. The meetings were also attended by the Co-Chairman of the Board of Directors of the Company, Mr. Victório Carlos De Marchi, the representative of independent auditors PricewaterhouseCoopers Auditores Independentes, Mr. Daniel Scarmelotti, and the member of the Fiscal Council, Mr. Celso Clemente Giacometti, as provided by law.

4.      Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Mr. Paulo Cezar Aragão, Secretary.

5.      Resolutions: The following resolutions were taken by shareholders representing more than 2/3 of the Company’s voting capital attending the Meetings. Those legally prevented from voting abstained, and abstentions and dissenting votes were recorded in each case:

5.1.   To authorize the preparation of the Minutes of these Annual and Extraordinary General Meetings in summary form, as well as their publication with omission of the signatures of the attending shareholders, pursuant to article 130 and its paragraphs in Law No. 6.404/76.

5.2.   At the Annual General Meeting:

(i)        The shareholders by uninanimous vote approved, following examination and discussion, the annual report and the Management’s accounts, as well as the financial statements for the fiscal year ended on December 31, 2011, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline, in the Official Gazette of the State of São Paulo and in the Valor Econômico, on March 8, 2012.

(ii)      The majority of the shareholders approved the allocation of net income as set forth in the approved financial statements, whereas the Company’s Board of Directors shall establish, during the fiscal year of 2012, the payment dates for the dividends from the additional dividends reserve, in the total amount of R$ 697,864,390.03, which shall be attributed to the minimum mandatory dividends for 2011.  Consequently, it was ratified, as stated on the financial statements and Management Proposal, the allocation of the total amount of R$ 369,587,511.15, to the Tax Incentives Reserves, whereas: (i) R$ 212,305,221.47 relate to State ICMS tax incentives received by certain units of the Company; and (ii) R$ 157,282,289.68 relate to the Federal income tax incentive on the operations of some manufacturing plants, as follows: (a) R$ 49,627,398.54, as per the Federal Income Tax Reinvestment of 2005-2011 Fiscal Years, as per Article 9, of Law n. 8,167/91, as amended; (b) R$ 14,961,376.84, as per the Federal Income Tax Reduction Incentive of the 2006 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63, as amended (“Law n. 4,239/63”); (c) R$ 47,244,583.55, as per the Federal Income Tax Reduction Incentive of the 2007 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; (d) R$ (21,074,483.55), as per the Federal Income Tax Reduction Incentive of the 2009 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; (e) R$ 3,432,963.09, as per the Federal Income Tax Reduction Incentive of the 2010 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63; and (f) R$ 63,090,451.21, as per the Federal Income Tax Reduction Incentive of the 2011 Fiscal Year, pursuant to articles 13 and 14 of Law n. 4,239/63.

It was further ratified the anticipated distribution paid to the Company’s shareholders, in the form of dividends and interest on shareholders’ equity, totaling R$3,030,415,777.05, which was debited to the fiscal year’s net income, as approved by the Board of Directors: (a)  at the meeting held on June 27, 2011, at R$0.14 per common share and R$0.154 per preferred share, as dividends, deducted from the additional dividends reserve and at R$0.2500 per common share and R$0.2750 per preferred share, as interest on shareholders’ equity, partially deducted from the additional dividends reserve and the investments reserve, resulting in a net distribution of R$0.2125 per common share and R$0.23375 per preferred share; (b) at the meeting held on September 19, 2011, at R$0.622 per common share and R$0.6842 per preferred share, as dividends, deducted from the additional dividends reserve, and R$0.1000 per common share and R$0.1100 per preferred share, as interest on shareholders’ equity, deducted from the investments reserve, resulting in a net distribution of R$0.085 per common share and R$ 0.0935 per preferred share;  (c) at the meeting held on February 17, 2012, based on the allocation of the 2011 fiscal year results, at R$0.6000 per common share and R$0.6600 per preferred share, as dividends, and R$0.1800 per common share and R$0.1980 per preferred share, as interest on shareholders’ equity, resulting in a net distribution of R$0.1530 per common share and R$0.1683 per preferred share.  Pursuant to article 193, paragraph 1, of Law No. 6,404/76, as amended (“Law No. 6,404/76”), the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iii)        For the position of Fiscal Council member, with a term of office extending up to the Company’s next Annual General Shareholders’ Meeting that will decide on the Company’s financial statements for the fiscal year ending on December 31, 2012, by the shareholders of preferred shares with no voting rights representing 6.0271% of the preferred shares, by means of a separate vote, pursuant to item “a”, paragraph 4, of article 161 of Law No. 6.404/76, considering that the threshold set forth in the final part of item “a”, paragraph 4, of article 161 of Law No. 6.404/76 was not met:

1)         to reelect Mário Fernando Engelke, Brazilian citizen, widow, bank business administrator, holder of ID card No. 488685 SSP/SP and enrolled with the CPF/MF under No. 011,249,197-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Rainha Elizabeth, 129/801, Copacabana; and, as his alternate, Eurípedes de Freitas, Brazilian, married, economist and banker, bearer of the ID 82214 SSP/DF, and of the individual taxpayer’s register CPF/MF nº 005.024.301-25, resident and domiciled in the City of Brasília, Federal District, at SHCGN 713, Bl. A, CS 30.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iv)    For the position of Fiscal Council members, with a term of office extending up to the Company’s next Annual General Meeting, by the shareholders of common shares:

1)                 To reelect, by majority vote, as effective member of the Fiscal Council, Mr. Celso Clemente Giacometti, Brazilian, married, business administrator and accountant, bearer of the ID nº 3179758 -1 SSP/SP, and of the individual taxpayer’s register CPF/MF nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3.725, 6º andar, conjunto 61, Campo Belo, São Paulo, Brazil; and to elect, by majority vote, as effective member of the Fiscal Council, Mr. Terence Coulter Wright, Brazilian, separated, civil engineer and accountant, bearer of the ID nº 4,967,106-6 SSP/SP, and of the individual taxpayer’s register CPF/MF nº 872,316,898-68, resident and domiciled at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária, Zip Code 05508-900, São Paulo, Brazil

2)                 To reelect, by majority vote, as alternate members of the Fiscal Council, not bound to a specific effective member, Messrs. Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of the ID nº 01.433.665-5SSP/RJ and of the individual taxpayer’s register CPF/MF nº 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth 13/502; and Ary Waddington, Brazilian, married, economist, bearer of the ID nº 01.139.7777-5 - IFP-RJ and of the individual taxpayer’s register CPF/MF nº 004.469.397-49, resident and domiciled in the City of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura.

The elected members of the Fiscal Council shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v)          The majority of the shareholders approved the ratification of the global compensation paid to the Company’s Board of Directors and Executive Officers for the year 2011, and, with respect to the global compensation of the Company’s Board of Directors and Executive Officers for the fiscal year of 2012, the majority of the shareholders approved the limit of R$75.201.008,00, with the Board of Directors being responsible for the allocation of this amount, pursuant to article 24, item “f” of the Company’s By-laws.

Further, it was decided, by majority vote, the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2012 in the amount of up to R$1,740,702.00, with the compensation of the alternates being in an amount equal to half of the amount received by the members, subject to the statutory limits.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

5.3.       At the Extraordinary General Meeting:

(i)        Shareholders approved by unanimous vote, a capital increase, for private subscription, in the minimum amount of R$258,917,804.06 and the maximum amount of R$ 432,285,051.62, upon the issuance of: (a) a minimum of 3,157,419 and a maximum of 4,264,064 new common shares with no par value; and (b) a minimum of 1,506,131 and a maximum of 3,328,579 new preferred shares, with no par value.  The minimum amount of this capital increase corresponds to the amount necessary for the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2011 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99 by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“ABI’s Subsidiaries”).  The issuance price is of R$ 51.56 per common share and R$ 63.82 per preferred share, which correspond to the closing prices of the Company’s shares on January 31, 2012, the date on which the Company earned the tax benefit mentioned above, as set forth in Article 170, first paragraph, item III, of Law No. 6,404/76.

Note that 3,157,419 common shares and 1,506,131 preferred shares are subscribed by ABI’s Subsidiaries and paid in through the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the special premium reserve for the 2011 Fiscal Year, as stated above.

The corresponding preemptive rights of the remaining shareholders, may be exercised by the Company’s shareholders within a 30-day period as from the publication of the corresponding notice, being the Board of Directors authorized to, after the aforementioned 30-day period, distribute the unsubscribed shares among the shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares within their respective stake, or sell them in the stock exchange, pursuant to item “b”, paragraph 7 of article 171 of Law No. 6,404/76.  In the event, after the distribution of unsubscribed shares, the subscription of the maximum number of shares of this capital increase does not occur, the Board of Directors shall be authorized, as established on article 30 of CVM Ruling n. 400/03, as amended, to partially acknowledge and ratify the subscription of shares of the capital increase, provided that the amount subscribed is equal to or greater than the minimum amount of R$258,917,804.06, upon the subscription of 3,157,419 new common shares and 1,506,131 new preferred shares, in which case those shareholders who subscribed new shares shall have the right to withdraw such subscription during a 30-day period. The Board of Directors shall verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166).  The credit of subscribed shares shall occur on the day following the referred Board of the Directors’ Meeting.

The shares deriving from this capital increase shall be of the same type and grant its holders the same rights they were already entitled to, including dividends, interest on shareholders’ equity and any shareholders’ return, which may be approved by the Company, after the acknowledgment and ratification of this capital increase.

(ii)      Shareholders approved by majority vote, a new increase of the Company’s capital stock, in the amount of R$110,964,809.19, corresponding to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2010, without the issuance of new shares.

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(iii)    Shareholders also approved by majority vote, a third increase of the Company’s capital stock, in the amount of R$3,290,295,000.00, through the partial capitalization of the Investments reserve account as per the Company’s Financial Statements for the fiscal year of 2011, without the issuance of new shares.

(iv)    Thus, in view of the: a) capital increase approved by the Company’s shareholders at the Extraordinary General Meeting held on April 29, 2011 and ratified by the Company’s Board of Directors at the meeting held on July 18, 2011; b) capital increase approved and ratified by the Company’s Board of Directors at a meeting held on October 4, 2011, which was fully subscriped by the Fundo de Investimentos do Nordeste – FINOR and paid in with the resources established by article 9 of Law n. 8,167, January 16, 1991; and c) capital increase approved by the Company's Board of Directors at a meeting held on March 22, 2012, in connection with the exercise, by the beneficiaries, of the options granted, pursuant to the Stock Option Plan currently in force, and in order to reflect the resolutions taken under item 5.3 (ii) and 5.3 (iii) above, the majority of the shareholders approved the amendment to the heading of Article 5 of the Company’s By-laws, which shall, henceforth, read as follows, its respective paragraphs remaining unchanged:

“Article 5 – The capital is of R$11,722,667,412.08, divided into 3,118,127,561 shares, of which 1,751,135,331 are common shares and 1,366,992,230 are preferred shares, without par value.”

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(v)      The shareholders by majority vote approved the specification the Company’s purpose, through the inclusion of the activity of "manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages”, without any amendment to or impact on other activities currently carried out by the Company, with the amendment to item “b” of Article 3 of the Company’s By-laws, without any effects on the remaining terms such Article 3, which shall henceforth read as follows:

“Article 3 - The following shall constitute the purpose of the Company, carried on directly or through holding an equity interest in other companies:

(…)

b) the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

(…)”

The dissenting votes and the abstentions were duly registered by the Presiding Board.

(vi)                     The shareholders by unanimous vote approved the adjustment of the caput  of article 19 of the Company’s By-laws to article 6 of Law n. 12,431/11, which shall henceforth read as follows, without any effects to its remaining paragraphs:

“Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board   Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.”

(vii)                   In light of the aforementioned changes, the shareholders, by unanimous vote, approved the consolidation of the Company’s By-laws, as per Annex I to these Minutes.

6.      Approval and Closure: With no further matters on the agenda, these present Minutes were drawn up, and after being read and approved, were signed by the members of the Presiding Board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Paulo Cezar Aragão, Secretary; Celso Clemente Giacometti, member of the Fiscal Council; Daniel Scarmelotti, Representative of PricewaterhouseCoopers Auditores Independentes; Shareholders: INTERBREW INTERNATIONAL B.V., represented by Monique Mesquita Mavignier de Lima; AMBREW S.A., represented by Paulo Cezar Aragão; FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, represented by José Heitor Attilio Gracioso e Victório Carlos de Marchi; JOSÉ HEITOR ATTÍLIO GRACIOSO; ARY WADDINGTON; THE BANK OF NEW YORK – ADR DEPARTMENT, represented by Marcelo Ronaldo Poli; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, represented byMárcio de Oliveira Gottardo; F. LAEISZ, represented by Christian Bruno Schües; PHILIPPE PRUFER; EVELYN BEATRIX HELLA STUPAKOFF HELLHAMMER, LUIZ CARLOS SCHMIDT RITTER, BEATRIZ KUNNING, HANS HEINRICH KUNNING, ALEXANDRA PRUFER DE QUEIROZ CAMPOS ARAUJO, JGP WM 1981 - FIM INVESTIMENTO NO EXTERIOR CREDITO PRIVADO, JGP WM 2001 - FIM INVESTIMENTO NO EXTERIOR CREDITO PRIVADO, represented by Philippe Prufer; FRANKLIN TEMPLETON CORPORATE CLASS LTD; FRANKLIN TEMPLETON INVESTMENT FUNDS, TEMPLETON DEVELOPING MARKETS SECURITIES FUND, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON INSTITUCIONAL FUNDS - EMERGING MARKETS SERIES, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, NORGES BANK, JPMORGAN FUNDS, JPMORGAN INTERNATIONAL EQUITY INDEX FUND, TEMPLETON EMERGING MARKETS FUND, TEMPLETON EMERGING MARKETS FUND (AUSTRALIA), EDMOND DE ROTHSCHILD LATIN AMERICA, AMUNDI FUNDS, ITAU AÇÕES CONSUMO - FUNDO DE INVESTIMENTO, ITAU PERSONNALITE RENDA DIVIDENDOS AÇÕES FIA, ITAU AÇÕES DIVIDENDOS - FUNDO DE INVESTIMENTO, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, FIDELITY INSTITUCIONAL FUNDS - FIDELITY EMERGING MARKETS FUND, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFOUNDS VAN DE ABN AMRO BANK NV, THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI, THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI, THE BOEING COMPANY EMPLOYEE RET PLANS MASTER TRUST, PUBLIC EMPLOYEES RET ASSOC OF NEW MEXICO, SBC MASTER PENSION TRUST, CHASE MANHATTAN BK AS TR OF THE RET PLAN OF TH E C M BK AND CAC, THREADNEEDLE SPECIALIST INV FUNDS ICVC GLOB EQ INC FUND, GAM STAR FUND PLC, PIM INVESTMENTS, PLC, RBS PENSION TRUSTEE LIMITED, GMO M R FD (ONSH) A S O GMO M PORTFOLIOS (ONSHORE) L.P., VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AT&T UNION WELFARE BENEFIT TRUST, BELL ATLANTIC MASTER TRUST, BT PENSION SCHEME, COLLEGE RETIREMENT EQUITIES FUND, EMPLOYEES RETIREMENT PLAN OF BROOKLYN UNION GAS, FIDELITY FUNDS EMERGING MARKETS FUND, GMAM INVESTMENT FUNDS TRUST, GMAM GROUP PENSION TRUST III, ILLINOIS STATE BOARD OF INVESTMENT, IN BK FOR REC AND DEV AS TR FT ST RET PLAN AND TR/RSBP NA TR, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, HOWARD HUGHES MEDICAL INSTITUTE, COLLEGES OF APPLIED ARTS AND TECHNOLOGY P PLAN, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, BELLSOUTH CORPORATION RFA VEBA TRUST,

ALASKA PERMANENT FUND, MJ MURDOCK CHARITABLE TRUST, IMPERIAL EMERGING ECONOMIES POOL, BNY MELLON FUNDS TRUS EMERGING MARKETS FUND, F & C INVESTMENT FUNDS ICVC II EMERGING MARKETS FUNDS, CIBC EMERGING MARKETS INDEX FUND, EVANGELICAL LUTHERAN CHURCH IN AMERICA B O PN, DUNHAM INTERNATIONAL STOCK FUND, ENHANCED EMERGING MARKETS SER OF BLACK QUANT PARTNERS LP, CN CANADIAN MASTER TRUST FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, HSBC BRIC EQUITY FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT OF THE COOK COUNTY, CALAMOS GLOBAL EQUITY FUND, CALAMOS INTERNATIONAL GROWTH FUND, CALAMOS GLOBAL DYNAMIC INCOME FUND, CALAMOS EVOLVING WORLD GROWTH FUND, JAPAN TRUSTEE SERVICES BK LTD RTB NIKKO BEA MOTHER FD, MELLON BANK NA EB COLLECTIVE INVESTMENT FUND PLAN, BEST INVESTMENT, COMMONWEALTH SUPERANNUATION CORPORATION, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANT PARTN, HP INVEST COMMON CONTRACTUAL FUND, FIL GENESIS LIMITED, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, MARTIN CURRIE IF LATIN AMERICA FUND, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A, EMERGING MARKETS EX CONTROVERSIAL WEAPONS EQUITY INDEX FD B, COMPASS AGE LLC, CI EMERGING MARKETS FUND, CI EMERGING MARKETS CORPORATE CLASS, EMERGING MARKETS EQUITY POOL, SELECT INTERNATIONAL EQUITY MANAGED CORPORATE CLASS, EMERGING MARKETS EQUITY CORPORATE CLASS, DOMINION RESOURCES INC MASTER TRUST, BELLSOUTH  CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES, EATON VANCE INTERNATIONAL PAR EMERGING MARKETS FUND, EATON VANCE COLLECTIVE INVESTMENT T FOR EMPLOYEE B PLANS - EME MKTS EQ F, EATON VANCE CORPORATION, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST, FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST, FUTURE FUND BOARD OF GUARDIANS, IBM 401 (K) PLUS PLAN, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, ISHARES MSCI EMERGING MARKETS INDEX FUND, ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND, ISHARES MSCI ACWI INDEX FUND, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES V PUBLIC LIMITED COMPANY, JOHN HANCOCK VARIABLE INS TRUST INTER EQUITY INDEX TRUST A, JOHN HANCOCK VARIABLE INS TRUST INTER EQUITY INDEX TRUST B, KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, MINISTRY OF STRATEGY AND FINANCE, MORGAN STANLEY INSTITUTIONAL FUND, INC., ACTIVE INT ALLOCATION PORTFOLIO, MORGAN STANLEY INTERNATIONAL FUND,

MORGAN STANLEY INVESTMENT MANAGEMENT ACTIVE INT ALLOCATION TRUST, MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICA EQUITY FUND, MORGAN STANLEY INVESTMENT FUNDS EM MKT EQUITY FUND, NEW ZEALAND SUPERANNUATION FUND, NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND, NORTHERN TRUST INVESTMENT FUNDS PLC, PIONEER EMERGING MARKETS FUND, PIONEER EMERGING MARKETS VCT PORTFOLIO, PPL SERVICES CORPORATION MASTER TRUST, RAYTHEON COMPANY MASTER TRUST, ROCHE US DB PLANS MASTER TRUST, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, PICTET - EMERGING MARKETS, PICTET GLOBAL SELECTION FUND G H Y E EQUITIES FUND, PICTET GLOBAL SELECTION G G M FUND, PICTET - EMERGING MARKETS INDEX, PICTET FUNDS S A RET EMERGING MARKETS TRACKER, WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST, SOUTHERN CA ED CO N FAC QUAL CPUC D M T FOR SAN ONOFRE AND P V NUC GEN ST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA EMERG MKTS INDEX PLUS NON LENDING COMMON TRUST FUND, SSGA ALL COUNTRY WORLD EX US INTEGRATED ALPHA SELECT NON LEN, SSGA SPDR ETFS EUROPE I PLC, TIAA CREF FUNDS - TIAA CREF EMERGING MARKETS EQUITY FUND, TIAA CREF FUNDS - TIAA CREF EMERGING MARKETS EQUITY I F, THE MASTER TRUST BK OF JPN LTD - AS TON EMERG EMF, STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, STATE OF CONNECTICUT RET PLANS AND TRUST FUND, STATE OF OREGON, STATE STREET EMERGING MARKETS, STATE ST B AND T C INV F F T E RETIR PLANS, STATE OF IND PUBLIC EMPLOYYE RETIR FUND, STICHITING BLUE SKY ACT EQUITY EMERG MKTS GLOB FUNDS, WORKERS COMPENSATION INSURANCE FUND, THE BOSTON COMPANY EMERGING MKTS CORE E FUND, XEROX PENSIONS LIMITED, XEROX CORPORATION RETIREMENT & SAVINGS PLAN, PENSIONDANMARK INVEST F M B A EMERGING MARKETS AKTIER, PENSIONSKASSERNES ADMINISTRATION A/S, TAIWAN BUSINESS BK IN IT C AS M CUSTODIAN OF ALLIANZ GLOBAL INV GLOBAL D Q F, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BARING EME MKTS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, TREASURER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX F, A SERIES OF V INT EQUITY INDEX FUNDS, VIRGINIA RETIREMENT SYSTEM, FIDELITY SALEM STREET TRUST: SPARTAN EMERG MKTS IND FUNDS, FIDELITY SALEM STREET TRUST: SPARTAN GL EX US INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US IN FD, OMERS ADMINISTRATION CORPORATION, PHILIPS ELECTRONICS NORTH AMERICA CORPORATION MASTER RETIREMENT TRUST, PYRAMIS GLOBAL EX U S INDEX FUND LP, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, VANGUARD TOTAL WORLD STOCK INDEX F, A SERIES OF V INT EQUITY INDEX FUNDS, UPS GROUP TRUST, THE BANK OF KOREA, ING WISDOMTREE GLOBAL HIGH- YIELDING EQUITY INDEX PORTFOLIO, THE PNC FINANCIAL SERV GROUP INC PENSION PLAN, THE

STATE TEACHERS RETIRAMENT SYSTEM OF OHIO, RENAISSANCE EMERGING MARKETS FUND, represented by Alessandra Dias Papucci; NELSON MARQUEZELLI

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 27, 2012.

_______________________________________

Paulo Cezar Aragão

Secretary

ANNEX I

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

A Publicly-Held Company

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV is a joint-stock company (sociedade por ações), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company shall have its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of the Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)      the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts;

h)     the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)       the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)       the direct or indirect exploration of bars, restaurants, luncheonettes and similar places; and

m)   the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate period of time.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$11,722,667,412.08 , divided into 3,118,127,561  shares, of which 1,751,135,331  are common shares and 1,366,992,230  are preferred shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the General Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the General Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – Preferred shares:

a)      shall not be entitled to voting rights and may not be converted into common shares;

b)      shall have preference in capital reimbursement in the event of liquidation of the Company; and

c)      shall have the right to receive cash dividends 10% higher than those paid to common shares.

Article 7 – Nonvoting preferred shares may represent up to two thirds (2/3) of the total shares issued by the Company.

Article 8 – The Company is authorized, up to the maximum limit permitted by law, to create and/or issue, as a result of subscription, stock dividends or splitting, new classes of preferred shares, voting or nonvoting, even if entailing more benefits than those previously existing, and establish their respective preferences, advantages, conditions for redemption, amortization or conversion.

Paragraph 1 – The Company may increase the number of preferred shares of any class, irrespective of whether the proportion with the other classes of preferred shares or common shares is maintained, and further increase the common shares without observing the proportion with preferred shares.

Paragraph 2 – Nonvoting preferred shares entitled to fixed or minimum dividends, when issued, shall be entitled to exercise such right if the Company fails to pay the fixed or minimum dividends to which it may be entitled during three consecutive fiscal years, which right shall be maintained until payment, if such dividends are non-cumulative, or until the cumulative dividends in arrears have been paid, all in accordance with paragraph 1 of article 111 of Law 6404/76.

Article 9 – The Company is authorized to increase its share capital up to the limit of three billion and five hundred million (3,500,000,000) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (article 172, sole paragraph, of Law 6404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights in connection with any issuance of shares after such subscription.

Article 10 – The issue of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6404/76.

Article 11 – The Board of Directors may, based on a plan approved by the General Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 12 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

GENERAL MEETINGS

Article 13 – The General Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 14 – General Meetings shall be convened and presided over by the shareholders then chosen, which may appoint up to two secretaries.

Article 15 – Any resolutions of the General Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 16 – Annual General Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 17 – Extraordinary General Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 18 – The Company shall be managed by a Board of Directors and an Executive Board, pursuant to law and these By-laws.

Paragraph 1 – The General Meeting shall establish the aggregate compensation of Management, which shall be apportioned by the Board of Directors, as provided for in Article 24 hereof.

Paragraph 2 – The management must take part in the Manual for Disclosure and Information Use and Policies for Trading Securities Issued by the Company, by signing the Declaration of Compliance.

Paragraph 3 – The investiture of the Company’s Managers, elected pursuant to these By-laws, will be conditioned to the underwrite by those managers of the Term of Acceptance, foreseen in the Rules of Corporate Governance Best Practices – Level 1 of the São Paulo Stock Exchange (BOVESPA).

SECTION I

BOARD OF DIRECTORS

Article 19 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Board Member, who shall be elected by the General Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each General Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Meeting.

Paragraph 2 - The Board of Directors may determine the creation of committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6.404/76  shall apply to non-members of the Board of Directors.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall take office upon the signing of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The member of the Board of Directors shall have an indisputable reputation, and cannot be elected, unless waived by the General Meeting, if (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Member of the Board cannot be exercised in case the same preventing are configured.

Paragraph 5- It is prohibited, in the form of article 115, paragraph 1 of Law 6404/76 the exercise of the voting rights in the election of the Members of the Board of Directors in circumstances that characterize conflict of interest with the Company.

Article 20 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the Board’s members, immediately after said members are instated.

Article 21 - The Board shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 22 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Board Members may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Board Member will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in Minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, the Co-chairmen shall not have the casting vote, except their own personal votes.

Paragraph 3 – The Member of the Board shall not have access to information or take part in meetings of the Board related to matters in which it has conflicting interests with the Company.

Article 23 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the Board of Directors. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 24 – The Board of Directors shall resolve on the matters listed below:

a)         establish the general policy of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)         approve the annual investment budget of the Company;

c)         approve the five-year strategic plan of the Company;

d)        elect and dismiss the Company's Officers, and set their attributions;

e)         supervise the management of the Executive Board, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)         attribute, from the aggregate value of the compensation established by the General Meeting, the monthly fees of each of the members of the Company's Management;

g)         define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, superintendents or employees in equivalent direction positions) of the Company;

h)         appoint the Company's independent auditors;

i)          resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)          provide a previous manifestation on the management's report, the Executive Board's accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)         submit to the General Meeting the form of allocation of the net profits for the year;

l)          call Annual General Meetings and, whenever it may deem advisable, Extraordinary General Meetings;

m)        approve any business or agreements between the Company and/or any of its controlled companies, management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)         approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company;

o)         approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)         approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies;

q)         approve the granting of loans and rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)         approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)         resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)         resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)         authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, with due regard for applicable law;

v)                  resolve on the issuance of trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)        resolve on the issuance of unconvertible debentures not bearing collateral, under the terms of article 59 paragraph 1 of Law 6404/76

x)         authorize the disposal of fixed assets, expect for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)         perform the other legal duties assigned thereto at the General Meeting or in these By-laws; and

z)         resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in General Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

EXECUTIVE BOARD

Article 25 – The Executive Board shall be made up of two (2) to fifteen (15) members, shareholders or not, of whom one shall be the Chief Executive Officer, whereas the others shall have no specific designation; they shall all be elected by the Board of Directors, may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall take office by signing the respective statement drawn up in the appropriate register and shall hold their positions until their successors take office.

Article 26 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary and, at the very least, once a month, its being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Paragraph 1 – The Meeting shall be instated provided it is attended by Executive Officers in sufficient number to represent a majority of the Executive Board’s members. No Executive Officer shall have the casting vote.

Paragraph 2 – Officers may attend meetings by telephone, videoconferencing or telepresence.  In this case, the Director will be deemed to attend the meeting to ascertain the quorum for declaring it open and voting, with the vote cast thereby being deemed valid for all legal purposes.

Article 27 – The Minutes of the Meetings and the resolutions of the Executive Board shall be recorded in the appropriate register.

Article 28 – It is the Chief Executive Officer’s responsibility to:

a)             Submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)            Formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Annual General Meeting and of the Board of Directors, with the participation of the other Executive Officers;

c)             Supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)            Coordinate and oversee the activities of the Executive Board; and

e)             Exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 30 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – Signing of the documents listed above may be delegated, and may be signed by an attorney-in-fact jointly with a member of the Executive Board, or by two attorneys-in-fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are signed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers, without the formalities set out in this Article, as regards receipt of service of process or judicial notices and rendering of personal deposition.

Paragraph 3 – The Executive Board, represented in the form set forth in this Article, is responsible, independent from deliberations of the Board of Directors, for the activities referred to in items “o”, “q”, “r” and “x” of Article 24, excluding the exceptions or amounts below the established limits.

CHAPTER V

FISCAL COUNCIL

Article 31 – The Company shall maintain a Fiscal Council, made up of three (3) to five (5) members and an equal number of alternates, on a permanent basis. All of its members shall be elected at a General Meeting and may be removed through such a meeting at any time. Their term of office shall expire at the first Annual General Meeting to be held following their election and they can be reelected.

Paragraph 1 – In order for the Fiscal Council to be able to operate, it shall be required that the majority of its members be in attendance.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first session to be held after its instatement.

Paragraph 3  - In addition to the duties conferred upon it by these By-laws and by law, the Council shall establish in its internal by-laws procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and subjects related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraphs 2 and 3 of Article 18 of these By-laws apply to the members of the Fiscal Council.

Article 32 – The Fiscal Council shall cease its operation at the first Annual General Meeting following its installation, and its members may be reelected.

Article 33 – The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI

FINANCIAL YEAR, BALANCE SHEET AND PROFITS

Article 34 – The financial year shall have the duration of one year, and shall end on the last day of December each year.

Article 35 - At the end of each financial year, the financial statements established in law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law Nº 6404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 36 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors;

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it might be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income for the year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-up share capital or the limit established in article 193, paragraph 1 of Law 6404/76;

b)      from the net profit balance for the year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law 6404/76, thirty-five percent (35%) shall be allocated to pay the mandatory dividend to all its shareholders;

c)      an amount not higher than sixty-five percent (65%) of the net profits, shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increase or the creation of new undertakings.

Paragraph 4 – The reserve set out in item (c) of paragraph 2 may not exceed eighty percent (80%) of the share capital. Upon reaching this limit, the General Meeting shall resolve either to distribute the balance to the shareholders or increase the share capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 37 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the General Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a General Meeting, which shall also elect the Fiscal Council that will operate in the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

MISCELLANEOUS

Article 38 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the General Meeting.

Sole Paragraph – The dividends not received or claimed shall lapse within three years from the date on which they were placed at the disposal of the shareholder, and shall inure to the benefit of the Company.

Article 39 – The percentage of the minimum mandatory dividend, established in item (b) of paragraph 3 of Article 36 of these By-laws, may not be reduced during the period of thirty (30) years after July 1, 1999.

Article 40 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law 6404/76, and the management shall refrain from registering transfers of shares in violation of the respective terms and the Chairman of the General Meeting or of the Board of Directors shall refrain from computing votes unfavorable to such agreements.

Article 41 – The Company will assure the members of the Board of Directors, of the Executive Board and of the Fiscal Council members, or the members of any corporate entities with technical functions set up to advise the Management of legal defense in lawsuits and administrative proceedings filed by third parties during or after the respective terms of office held thereby for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees and indemnizations arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with mandates issued by the Company or the subsidiaries thereof.

Paragraph 2 – If any of the persons mentioned in the caption of this Article or in Paragraph 1 be sentenced through a final court decision due to negligent or criminal conduct, the Company must be reimbursed thereby for all costs and expenses outlaid on legal assistance, as set forth in the law.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer